Revised Dates for Planned Spin-Off of Woori Bank’s Credit Card Business

On February 28, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the date of the planned horizontal spin-off of the credit card business of Woori Bank, a wholly owned subsidiary of the Company, has been revised from February 28, 2013 (as previously disclosed by the Company on January 22, 2013) to March 31, 2013. The expected date of the registration of the planned spin-off is April 1, 2013.

*Related disclosures: Reports on Form 6-K submitted by the Company on September 19, 2011, titled “Planned Spin-Off of Woori Bank’s Credit Card Business”, November 23, 2011, titled “Change in Dates for Planned Spin-Off of Woori Bank’s Credit Card Business”, and January 22, 2013, titled “Revised Dates for Planned Spin-Off of Woori Bank’s Credit Card Business”.